 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2014

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

1

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the slow economic recovery of major economies on the Company, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 21, 2014, the Company announced its unaudited consolidated financial results for the six-month period ended June 30, 2014.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	June 30, 2014		December 31, 2013
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		5,478	883	11,578
Restricted cash		41,787	6,736	41,422
Accounts and bills receivable, net	3	7,337	1,183	8,373
Inventories	4	32,513	5,241	38,454
Advance to suppliers		6,868	1,107	6,977
Prepayments and other receivables		25,052	4,038	26,107
Deferred tax assets - current		1,670	269	1,702
Total current assets		120,705	19,457	134,613

Property, plant and equipment, net	5	505,569	81,496	524,777
Construction in progress	6	366	59	632
Lease prepayments, net	7	18,667	3,009	18,999
Advance to suppliers - long term, net		2,945	475	2,134
Long-term deposit	8	16,760	2,702	16,760
Other Assets	9	12,947	2,087	13,244
Deferred tax assets - non current		20,817	3,356	20,888

Total assets		698,776	112,641	732,047

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	10	-	-	105,000
Long-term loan, current portion	10	1,675	270	-
Due to related parties	16	120,000	19,344	-
Accounts payables		35,872	5,782	33,454
Notes payable	11	78,200	12,606	81,990
Advance from customers		7,114	1,147	14,665
Accrued expenses and other payables		7,956	1,282	6,777
Obligations under capital leases-current	12	8,587	1,384	8,314
Total current liabilities		259,404	41,815	250,200

Obligations under capital leases	12	4,200	677	8,563
Long-term loan	10	8,325	1,342	10,000
Deferred tax liabilities		3,613	582	3,736

Total liabilities		275,542	44,416	272,499

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,148	13,323
Additional paid-in capital		311,907	50,278	311,907
Statutory reserve		37,441	6,035	37,441
Retained earnings		60,130	9,693	96,370
Cumulative translation adjustment		1,211	196	1,266
Total shareholders’ equity		424,012	68,350	460,307
Non-controlling interest		(778)	(125)	(759)
Total equity		423,234	68,225	459,548
Total liabilities and equity		698,776	112,641	732,047

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2014		2013	2014		2013
		RMB	US$	RMB	RMB	US$	RMB
Net sales		69,984	11,281	77,401	140,689	22,679	153,978
Cost of sales		79,482	12,812	79,708	150,256	24,221	157,476

Gross loss		(9,498)	(1,531)	(2,307)	(9,567)	(1,542)	(3,498)

Operating expenses
Selling expenses		3,430	553	3,625	6,789	1,,094	7,970
Administrative expenses		7,004	1,129	9,985	14,058	2,266	19,291
Total operating expenses		10,434	1,682	13,610	20,847	3,360	27,261

Operating loss		(19,932)	(3,213)	(15,917)	(30,414)	(4,902)	(30,759)

Other income (expense)
- Interest income		260	42	281	640	103	342
- Interest expense		(3,256)	(525)	(2,664)	(6,424)	(1,036)	(5,881)
- Others income (expense), net		25	4	(27)	(63)	(10)	(128)

Total other expense		(2,971)	(479)	(2,410)	(5,847)	(943)	(5,667)

Loss before provision for income taxes		(22,903)	(3,692)	(18,327)	(36,261)	(5,845)	(36,426)

Income tax benefit (expense)	13	(79)	(13)	136	20	3	159

Net loss		(22,982)	(3,705)	(18,191)	(36,241)	(5,842)	(36,267)

Net (loss) income attributable to noncontrolling interests		(1)	0	(1)	(1)	0	(1)
Net loss attributable to the Company		(22,981)	(3,705)	(18,190)	(36,240)	(5,842)	(36,266)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest		1	0	10	(19)	(3)	12
- Foreign currency translation adjustments attributable to the Company		(7)	(1)	19	(55)	(9)	30

Comprehensive income (loss) attributable to non-controlling interest		0	0	9	(20)	(3)	11
Comprehensive loss attribute to the Company		(22,988)	(3,706)	(18,171)	(36,295)	(5,851)	(36,236)

Loss per share, Basic and diluted	14	(1.76)	(0.28)	(1.39)	(2.77)	(0.45)	(2.78)
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2014		2013
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(36,241)	(5,842)	(36,267)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities
- Gain on disposal of property, plant and equipment	-	-	-
- Depreciation of property, plant and equipment	24,031	3,874	24,353
- Amortization of intangible assets	262	42	262
- Deferred income taxes	(20)	(3)	(159)
- Bad debt expense (recovery)	(115)	(19)	1,495
Changes in operating assets and liabilities
- Accounts and bills receivable	1,150	185	6,797
- Inventories	5,942	958	(14,526)
- Advance to suppliers	109	18	8,701
- Prepaid expenses and other current assets	(814)	(131)	(1,916)
- Accounts payable	2,418	390	(1,641)
- Accrued expenses and other payables	1,116	180	(291)
- Advance from customers	(7,551)	(1,217)	4,402
- Tax payable	2,236	360	(2,408)

Net cash used in operating activities	(7,477)	(1,205)	(11,198)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,823)	(777)	(244)
Restricted cash related to trade finance	(357)	(58)	(26,298)
Advanced to suppliers - non current	(811)	(131)	(2,288)
Amount change in construction in progress	265	43	(3,559)
Proceeds from sale of property, plant and equipment	-	-	-

Net cash used in investing activities	(5,726)	(923)	(32,389)

Cash flow from financing activities
Principal payments of short-term bank loans	(105,000)	(16,926)	(110,000)
Proceeds from short-term bank loans	-	-	107,032
Proceeds from related party	120,000	19,344	-
Payment of capital lease obligation	(4,090)	(659)	(4,164)
Change in notes payable	(3,790)	(611)	49,886
Proceeds from sale-leaseback equipment	-	-	5,000

Net cash provided by financing activities	7,120	1,148	47,754

Effect of foreign exchange rate changes	(17)	(50)	(6)

Net increase (decrease) in cash and cash equivalent	(6,100)	(1,030)	4,161

Cash and cash equivalent
At beginning of period	11,578	1,913	5,006
At end of period	5,478	883	9,167

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,424	1,036	5,881
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	7,883	1,271	6,220
Obligations for acquired equipment under capital lease:	12,787	2,061	20,836

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 11, 2014 with the SEC. The results of the six-month period ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year ended December 31, 2014.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

6

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2014 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2036, on the last trading day of second quarter of 2014 (June 30, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2014, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB41,787 (US$6,736) and RMB41,422 as of June 30, 2014 and December 31, 2013, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Construction in progress represents capital expenditures in respect to the BOPET production line. No depreciation is provided in respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of June 30, 2014 and December 31, 2013, the balance of predicted liability was RMB100 (US$16) and RMB200 (US$32), respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2014 and 2013, the Company had a working capital deficiency of RMB138,699 (US$22,358) and RMB96,575 and accumulated deficit of RMB36,241 (US$5,842) and RMB36,267 from net losses incurred during the first half year of 2014 and 2013. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company accordingly has developed an outside financing plan to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

There have been no new accounting pronouncements during the six months ended June 30, 2014 that are of significance, or potential significance, to the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2014		December 31, 2013
	RMB	US$	RMB
Accounts receivable	7,817	1,260	6,868
Less: Allowance for doubtful accounts	(680)	(110)	(795)
	7,137	1,150	6,073
Bills receivable	200	33	2,300
	7,337	1,183	8,373

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	June 30, 2014		December 31, 2013
	RMB	US$	RMB
Raw materials	17,216	2,775	16,322
Work-in-progress	2,577	415	3,436
Finished goods	18,132	2,923	24,114
Consumables and spare parts	699	113	693
Inventory-impairment	(6,111)	(985)	(6,111)
	32,513	5,241	38,454

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2014		December 31, 2013
	RMB	US$	RMB
Buildings	85,069	13,713	101,027
Plant and equipment	756,947	122,017	735,831
Computer equipment	2,374	383	2,367
Furniture and fixtures	12,330	1,988	12,201
Motor vehicles	2,093	337	2,093
	858,813	138,438	853,519
Less: accumulated depreciation	(353,244)	(56,942)	(328,742)
	505,569	81,496	524,777

Total depreciation for the six-month periods ended June 30, 2014 and 2013 was RMB24,031 (US$3,874) and RMB24,353, respectively. For the three-month periods ended June 30, 2014 and 2013, depreciation expenses were RMB11,962 (US$1,928) and RMB12,156, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB366 (US$59) ended June 30, 2014, and RMB632 ended December 31, 2013, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Lease prepayments consisted of the following:

	June 30, 2014		December 31, 2013
	RMB	US$	RMB
Lease prepayment - non current	18,667	3,009	18,999
Lease prepayment - current	524	84	454
	19,191	3,093	19,453

Amortization of land use rights for the six months ended June 30, 2014 and 2013 was RMB262 (US$42) and RMB262, respectively. Amortization of land use rights for the three months ended June 30, 2014 and 2013 was RMB131 (US$21) and RMB131, respectively.

Estimated amortization expenses for the next five years after June 30, 2014 are as follows:

	RMB	US$
1 year after	524	84
2 years after	524	84
3 years after	524	84
4 years after	524	84
5 years after	524	84
Thereafter	16,571	2,673

As of June 30, 2014, the amount of RMB524 (US$84) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and shareholders of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000 (US$6,236).

Pursuant to the terms of the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$683). The impairment was determined based on an independent appraisal study.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extends the duration of former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

On November 8, 2012, the Pledger’s ownership of Joyinn was transferred to Weifang State-Owned Assets Operation Administration Company (the “Administration Company”) pursuant to a court order. On December 10, 2012, Shandong Fuwei entered into a Share Pledge Agreement with the Administration Company, as the major shareholder of Joyinn, in which the Administration Company agreed to all the terms and conditions in the LOI and the Supplementary Agreement. The Administration Company, as the new Pledger, agreed to increase the pledged interest by 16.8% to 87.8%.

As of June 30, 2014 and December 31, 2013 the total amount of the deposit was RMB16,760 (US$2,702) and RMB16,760, respectively.

NOTE 9 – OTHER ASSETS

Other assets represent loss on sale-leaseback arrangement with International Far Eastern Leasing Co., Ltd. The loss is treated as compensation for the future rentals paid by Shandong Fuwei at a below-market price. The artificial loss should be deferred and amortized in proportion to the amortization of the related leased assets. As of June 30, 2014 and December 31, 2013, the total amount of the other assets was RMB12,947 (US$2,087) and RMB13,244, respectively.

NOTE 10 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

		June 30, 2014		December 31, 2013
Lender	Interest rate per annum
		RMB	US$	RMB
BANK LOANS
Bank of Communications Co., Ltd.
- April 18, 2013 to April 2, 2014	-	-	-	20,000
- April 19, 2013 to April 11, 2014	-	-	-	20,000
- April 23, 2013 to April 16, 2014	-	-	-	25,000
- April 25, 2013 to April 18, 2014	-	-	-	20,000
- May 2, 2013 to April 24, 2014	-	-	-	20,000

LONG-TERM LOANS
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.895%	10,000	1,612	10,000
		10,000	1,612	115,000
Less: amounts classified as short-term loan		-	-	(105,000)
Less: long-term loan, current portion		(1,675)	(270)	-
Long-term Loan		8,325	1,342	10,000

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The Company has entered into several loan/borrowing agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term borrowing outstanding as of December 31, 2013 was 7.42% per annum.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

In April 2014, the Company obtained a loan for a total amount of RMB105, 000 from a related party Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. (see Note 16)

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,612) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$540) per year with the remaining principal balance of RMB3,300 (US$532) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2014 is 5.895%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans’ maturity for the next five years after June 30, 2014 are as follows:

	RMB	US$
Within 1 year	1,675	270
After 1 year but within 2 years	3,350	540
After 2 years but within 3 years	3,350	540
After 3 year but within 4 years	1,625	262
After 4 years but within 5 years	-	-

NOTE 11 - NOTES PAYABLE

As of June 30, 2014 and December 31, 2013, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB78,200 (US$12,606) and RMB81,990 for payment in connection with raw materials on a total deposit of RMB41,476 (US$6,686) at SPD Bank.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES

The Group has commitments under capital lease agreements as for a part of new third production line and associated equipment. The leases have terms of 3 years expiring by the end of February 2016. As of June 30, 2014, future payments under these capital leases are as follows:

	June 30, 2014						December 31, 2013
	RMB	US$	RMB	US$	RMB	US$	RMB	RMB	RMB
	Present value of the minimum lease payments		Total minimum lease payments		Interest		Present value of the minimum lease payments	Total minimum lease payments	Interest

Within 1 year	8,587	1,384	9,166	1,477	579	93	8,314	9,166	852
After 1 year but within 2 years	4,200	677	4,277	689	77	12	8,259	8,555	296
After 2 years but within 3 years	-	-	-	-	-	-	304	306	2
After 3 years	-	-	-	-	-	-	-	-	-
	12,787	2,061	13,443	2,166	656	105	16,877	18,027	1,150

Less: balance due within one year classified as current liabilities	(8,587)	(1,384)					(8,314)
	4,200	677					8,563

Details of obligations under capital leases are as follows:

	June 30, 2014	December 31, 2013
	RMB	RMB

RMB denominated obligations
Fixed interest rate of 6.49% per annum	12,787	16,877

	12,787	16,877

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Guarantee deposit of RMB800 (US$129) over the capital leased assets concerned and relevant insurance policies were provided to the lessor as collateral and security. In addition, as is customary in the case of capital leases, the Group’s obligations are guaranteed by Weifang State-Owned Assets Operation Administration Company, Beijing Shiweitong Technology Development Co., Ltd., Fuwei Films (Holdings) Co., Ltd., and Fuwei Films (BVI) Co., Ltd.

NOTE 13-INCOME TAX

Income tax benefit was RMB20 (US$3) and RMB159 for the six months ended June 30, 2014 and 2013, respectively.

Income tax expense was RMB79 (US$13) and income tax benefit was RMB136 for the three months ended June 30, 2014 and 2013, respectively.

NOTE 14 - LOSS PER SHARE

Basic and diluted net loss per share was RMB2.77 (US$0.45) and RMB2.78 for the six months period ended June 30, 2014 and 2013.

Basic and diluted net loss per share was RMB1.76 (US$0.28) and RMB1.39 for the three months period ended June 30, 2014 and 2013, respectively.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the six-month periods ended June 30, 2014 and 2013.

One vendor provided approximately 61.1% and 57.1% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2014 and 2013, respectively. The Company had a RMB1,147 (US$185) advance to that vendor as of June 30, 2014. Another vendor provided approximately 11.5% of the Company’s purchases of raw materials, supplies and equipment for the six months ended June 30, 2014.

NOTE 16 – RELATED PARTY TRANSACTIONS

In April 2014, the Company borrowed RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year.

In May 2014, the Company borrowed RMB15,000 from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) solely for the purpose of purchasing raw materials. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. . The interest shall be paid quarterly and settled in full at the end of the year. The Company has agreed to return the borrowing prior to December 31, 2014.

Shandong SNTON was entrusted to acquire 6,912,503 Ordinary Shares of the Company representing 52.9% beneficial ownership on behalf of Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) in a public auction. Hongkong Ruishang became the beneficial owner of 6,912,503 Ordinary Shares of the Company. Hongkong Ruishang and Mr. Xiusheng Wang, who is the Chairman of the board of director of both Hongkong Ruishang and SNTON Group, control the power to vote and dispose of 6,912,503 ordinary shares of the Company. In addition, Shandong SNTON is a wholly-owned subsidiary of SNTON Group.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2014, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by USA and South Korea caused orders from international markets continued downturn. The foregoing factors have contributed to significant decrease in sales prices, which resulted in reduced total revenue compared with the second quarter of 2013.

We believe that in the coming quarters of 2014, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

On August 14, 2013, the Company announced that it had received the first notice from the its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. The Company learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 ordinary shares of the Company previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON got 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares at a price of RMB101, 800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, the Company announced that it had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of the Company’s outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, the Company believes Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of Shandong SNTON Group Co., Ltd., is also Hongkong Ruishang’s chairman.

On May 14, 2014, the Company announced that it received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of the Company’s 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% outstanding ordinary shares of the Company through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the six-month periods ended June 30, 2014 compared to June 30, 2013

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2014	June 30, 2013
	(as % of Revenue)
Gross profit	(6.8)	(2.3)
Operating expenses	(14.8)	(17.7)
Operating income (loss)	(21.6)	(20.0)
Other income (expense)	(4.2)	(3.7)
Provision for income taxes	0.01	0.1
Net income (loss)	(25.8)	(23.6)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2014 were RMB140.7 million (US$22.7 million), compared to RMB154.0 million in the same period in 2013, representing a decrease of RMB13.3million or 8.6%, mainly due to the reduction of average sales price by 11.1% arising from stronger competition in China.

In the six-month period ended June 30, 2014, sales of specialty films were RMB36.4 million (US$5.9 million) or 25.9% of our total revenues as compared to RMB49.6 million or 32.2% in the same period of 2013, which was an decrease of RMB13.2 million, or 26.6% as compared to the same period in 2013. The reduction of average sales price causing a decrease of RMB1.4 million and the decrease in the sales volume caused a decrease of RMB11.8 million. The decrease of sales of specialty films was largely attributable to the decrease in sales of dry films and heat shrinkable films due to the entrances of new competitors.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2014		% of Total	Six-Month Period Ended June 30, 2013	% of Total
	RMB	US$		RMB
Stamping and transfer film	59,922	9,659	42.6%	71,495	46.5%
Printing film	17,179	2,769	12.2%	11,557	7.5%
Metallization film	3,687	594	2.6%	10,022	6.5%
Specialty film	36,370	5,863	25.9%	49,648	32.2%
Base film for other application	23,531	3,794	16.7%	11,256	7.3%

	140,689	22,679	100.0%	153,978	100.0%

Overseas sales during the six months ended June 30, 2014 were RMB21.6 million or US$3.5 million, or 15.3% of total revenues, compared with RMB22.1million or 14.3% of total revenues in the same period in 2013. The decrease of average sales price caused a decrease of RMB2.6 million and the increase in sales volume resulted in an increase of RMB2.1 million. The decrease in overseas sales was mainly due to decrease in sales prices.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2014		% of Total	Six-Month Period Ended June 30, 2013	% of Total
	RMB	US$		RMB
Sales in China	119,111	19,200	84.7%	131,886	85.7%
Sales in other countries	21,578	3,479	15.3%	22,092	14.3%

	140,689	22,679	100.0%	153,978	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2014	Six-Month Period Ended June 30, 2013
	% of total	% of total
Materials costs	68.4%	72.2%
Factory overhead	16.0%	14.3%
Energy expense	10.1%	8.6%
Packaging materials	2.7%	2.8%
Direct labor	2.8%	2.1%

Cost of goods sold during the first six months of 2014 totaled RMB150.3 million (US$24.2 million) as compared to RMB157.5 million in the same period of 2013. This was RMB7.2 million or 4.6% lower than the same period in 2013, mainly due to the decrease in unit cost largely caused by the price reduction of main raw materials. The decrease of unit cost of goods sold caused a decrease of RMB 11.6 million and the increase in sales volumes caused an increase of RMB4.4 million. The foregoing factors resulted in a total decrease of RMB 7.2 million in cost of goods sold.

Gross Loss

Our gross loss was RMB9.6 million (US$1.5 million) for the first six months ended June 30, 2014, representing a gross loss rate of 6.8%, as compared to a gross loss rate of 2.3% for the same period in 2013. Correspondingly, gross loss rate increased by 4.5 percentage points. Our average product sales prices decreased by 11.1% compared to the same period last year while the average cost of goods sold decreased by 7.2% compared to the same period last year. Consequently, the amount of decrease in sales revenue was larger than that in cost of goods sold during the six months ended June 30, 2014 compared with the same period in 2013, which resulted in an increase in our gross loss.

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses

Operating expenses for the six months ended June 30, 2014 were RMB20.8 million (US$3.4 million), compared to RMB27.3 million in the same period in 2013, which was RMB6.5 million or 23.8% lower than the same period in 2013. This decrease is mainly due to reduction of R&D expenditure for the first half of 2014.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2014 was RMB5.8 million (US$0.9 million), RMB0.1 million more than the same period in 2013, which mainly attributed to the increased interest expense. Among the total other expenses, interest expense totaled RMB6.4 million (US$1 million) during the first half of 2014, RMB0.5 million or 8.5% higher than the same period of 2013. The increase is mainly due to higher discount charge.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.02 million (US$0.003 million) during the six months ended June 30, 2014, compared to income tax benefit of RMB0.2 million during the same period in 2013. This decrease was due to changes in deferred tax for the six months ended June 30, 2014.

Net Loss

Net loss attributable to the Company during the first half of 2014 was RMB36.2 million (US$5.8 million) compared to net loss attributable to the Company of RMB36.3 million during the same period in 2013, representing a decrease of RMB0.1 million from the same period in 2013 due to the factors described above.

Results of operations for the three-month periods ended June 30, 2014 compared to June 30, 2013

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2014	June 30, 2013
	(as % of Revenue)
Gross profit	(13.6)	(3.0)
Operating expenses	(14.9)	(17.6)
Operating income (loss)	(28.5)	(20.6)
Other income (expense)	(4.2)	(3.1)
Provision for income taxes	(0.11)	0.2
Net income (loss)	(32.8)	(23.5)

Revenue

Net sales during the second quarter ended June 30, 2014 were RMB70.0 million (US$11.3 million), compared to RMB77.4 million during the same period in 2013, representing a decrease of RMB7.4 million or 9.6%, mainly due to the reduction of average sales price by 14.0% arising from stronger competition in China. The reduction of average sales price caused a decrease of RMB11.3 million and the sales volume increase caused an increase of RMB3.9 million.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the second quarter of 2014, sales of specialty films were RMB16.6 million (US$2.7 million) or 23.7% of our total revenues as compared to RMB29.7 million or 38.4% in the same period of 2013, which was a decrease of RMB13.1 million, or 44.1% as compared to the same period in 2013. The reduction of average sales price caused a decrease of RMB0.9 million and the decrease in the sales volume caused a decrease of RMB12.2 million. The decrease was largely attributable to the decrease in sales of dry films and heat shrinkable films due to entrances of new competitors.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2014		% of Total	Three-Month Period Ended June 30, 2013	% of Total
	RMB	US$		RMB
Stamping and transfer film	28,796	4,642	41.2%	33,892	43.8%
Printing film	9,238	1,489	13.2%	5,782	7.5%
Metallization film	2,056	331	2.9%	1,780	2.3%
Specialty film	16,590	2,674	23.7%	29,741	38.4%
Base film for other application	13,304	2,145	19.0%	6,206	8.0%

	69,984	11,281	100.0%	77,401	100.0%

Overseas sales were RMB11.1 million or US$1.8 million, or 15.9% of total revenues, compared with RMB9.5 million or 12.3% of total revenues in the second quarter of 2013. The decrease of average sales price caused a decrease of RMB1.7 million and the increase in sales volume resulted in an increase of RMB3.3 million. The increase in overseas sales was mainly due to the increase in sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2014		% of Total	Three-Month Period Ended June 30, 2013	% of Total
	RMB	US$		RMB
Sales in China	58,873	9,490	84.1%	67,906	87.7%
Sales in other countries	11,111	1,791	15.9%	9,495	12.3%

	69,984	11,281	100.0%	77,401	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2014	Three-Month Period Ended June 30, 2013
	% of total	% of total
Materials costs	67.5%	74.5%
Factory overhead	16.6%	13.0%
Energy expense	10.7%	7.7%
Packaging materials	2.6%	2.8%
Direct labor	2.6%	2.0%

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of goods sold during the second quarter of 2014 totaled RMB79.5 million (US$12.8 million) as compared to RMB79.7 million in the same period of 2013. This was RMB0.2 million or 0.3% lower than the same period in 2013. The decrease in unit cost of goods sold caused a decrease of RMB4.3 million and the increase in sales volume caused an increase of RMB4.1 million. The reduction was mainly due to the decrease in unit cost of goods sold.

Gross Loss

Our gross loss was RMB9.5 million (US$1.5 million) for the second quarter ended June 30, 2014, representing a gross loss rate of 13.6%, as compared to a gross loss rate of 3.0% for the same period in 2013. Correspondingly, gross loss rate increased by 10.6 percentage point compared to the same period in 2013. Our average product sales prices decreased by 14.0% compared to the same period last year while the average cost of goods sold decreased by 5.1% compared to the same period last year. Consequently, the amount of decrease in sales revenue was larger than that in cost of goods sold during the second quarter ended June 30, 2014 compared with the same period in 2013, which resulted in an increase in our gross loss.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2014 were RMB10.4 million (US$1.7 million), which was RMB3.2 million, or 23.5% lower than the same period in 2013. This decrease was mainly due to decreased R&D expenditure on new products in the second quarter of 2014.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2014 was RMB3.0 million (US$0.5 million), RMB0.6 million higher than the same period in 2013, which mainly attributed to increased interest expense. Among the total other expenses, interest expense totaled RMB3.3 million (US$0.5 million) during the second quarter ended June 30, 2014, RMB0.6 million higher than the same period of 2013, which is mainly due to higher discount charge.

Income Tax Benefit (Expense)

The income tax expense was RMB0.1 million (US$0.01 million) during the second quarter ended June 30, 2014, compared to income tax benefit of RMB0.1 million during the same period in 2013. This increase was due to changes in deferred tax for the second quarter ended June 30, 2014.

Net Loss

Net loss attributable to the Company during the second quarter ended June 30, 2014 was RMB23.0 million (US$3.7 million) compared to net loss attributable to the Company of RMB18.2 million during the same period in 2013, representing an increase of RMB4.8 million for the same period in 2013.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions, including through sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2013 to the second quarter of 2014 ranged from 5.895% to 7.20%.

On December 21, 2012, Shandong Fuwei signed a sale-leaseback contract with International Far Eastern Leasing Co., Ltd. (“Far Eastern Leasing”). Far Eastern Leasing purchased certain equipment included in the third production line, and simultaneously leased them back to Shandong Fuwei. Shandong Fuwei will pay rent totaling RMB21.95 million (including interest) to Far Eastern Leasing over the three years ended December 26, 2015. In March 2013, Shandong Fuwei signed another sale-leaseback contract with Far Eastern Leasing, pursuant to which it has agreed to pay total rent of RMB5.49 million (including interest) to Far Eastern Leasing over the three years ended March 27, 2016. The financed equipment mentioned above is covered by an insurance policy, the premium of which was by Shandong Fuwei. The contract was guaranteed by the following entities: Weifang State-owned Assets Operation Administration Company, Fuwei Films (Holdings) Co., Ltd, Fuwei (BVI) Co., Ltd., and Beijing Shiweitong Science and Technology Co., Ltd.

In April 2014, the Company obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) to pay off five short-term loans to Bank of Communications Co., Ltd. In May, 2014, the Company obtained another loan for the amount of RMB15 million from SNTON Group solely for the purpose of purchasing raw materials. The interest rate of both loans shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.54 million) per year with the remaining principal balance of RMB3.30 million (US$0.532 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended June 30, 2014 is 5.895%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for our projects.

We believe that, after taking into consideration our present and potential future banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2014 was RMB7.5 million (US$1.2 million) compared to net cash used in operating activities of RMB11.2 million for the six months ended June 30, 2013. This decrease in cash flows used in operating activities was primarily attributable to the increase in cash inflows from inventories.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2014 was RMB5.7 million (US$0.9 million) compared to net cash flows used in investing activities of RMB32.4 million for the six months ended June 30, 2013, which is a decrease of RMB26.7 million (US$4.3 million). This decrease in cash flows used in investing activities was attributable primarily to the decreased cash flows from restricted cash, which resulted in a decrease in cash flows used in investing activities for the first six months of 2014 compared to the same period of 2013.

Financing Activities

Net cash flows provided by financing activities for the six months ended June 30, 2014 was RMB7.1 million (US$1.1 million) compared to net cash flows provided by financing activities of RMB47.8 million for the six months ended June 30, 2013, which is a decrease of RMB40.7 million (US$6.6 million). This decrease in cash flows provided by financing activities was attributable primarily to decreased cash flows from notes payable.

Working Capital

As of June 30, 2014 and December 31, 2013, we had a working capital deficit of RMB138.7 million (US$22.4 million) and RMB115.6 million, respectively. Working capital deficit increased by RMB23.1 million (US$3.7 million), or 20.0% compared to the amount as of December 31, 2013. Our main current liability was loan from related party totaling RMB120.0 million (US 19.0 million).

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2014 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	251	221	30	-	-
Purchase commitment	7,883	7,883	-	-	-

Total	8,134	8,104	30	-	-

Third Production Line Update

The third production line has been put into trial operation at the end of January 2013. As of September 2013, our third production line has been approved. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by a new customer after being delivered for testing. We expect to supply small batches of product according to this customer’s purchase order. In addition, a sample base film for solar backsheets has been delivered to a customer for initial testing.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to three legal proceedings in China.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 9, 2012, a client (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Beijing Daxing District People’s Court. Shandong Fuwei raised a jurisdictional objection when filing the pleading and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was then dismissed on January 23, 2013 and the lawsuit will be heard by Beijing Daxing District People’s Court with a claim at RMB953, 113 plus its interest. On May 15, 2013, Beijing Daxing District People’s Court heard the case and then adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District again but it was also adjourned due to Plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to reopening, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned one more time for the same reason that Plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard. The Plaintiff again failed to provide sufficient evidence and the hearing was adjourned. On May 28, 2014, the case was heard. The Plaintiff provided some new evidence. To date, the case has not been decided yet.

On June 5, 2013, a supplier (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Zhangjiagang People’s Court, claiming that the quality guaranteed deposit of RMB208 set aside from the total contract payable should be refunded by Shandong Fuwei. Shandong Fuwei declined its claim for the reason of quality problem related to the supplied equipment. On March 7, 2014, Zhangjiagang People’s Court heard the case and supported the Plaintiff’s claim. Shandong Fuwei filed an appeal against the judgment in the Intermediate People’s Court of Suzhou. The case was heard on May 27, 2014. On June 18, 2014, the Intermediate People’s Court of Suzhou issued a judgment that the original judgment sustained. The judgment is final and has already been executed.

On January 21, 2014, a Hong Kong citizen (the "Plaintiff") filed a lawsuit against Shandong Fuwei in the Intermediate People's Court of Weifang to claim a refund of US$500,000 (approximately RMB4,138,250) and related interest of RMB2,331,784 alleging that in accordance to an oral agreement between the Plaintiff and Shandong Fuwei in June 2005, to purchase ordinary shares of the Company, the Plaintiff transferred US$500,000 to Wellplus Investments Limited, a company registered in Hong Kong, for acquiring the ordinary shares of the Company. The Plaintiff has filed a lawsuit for non-performance. Shandong Fuwei believes that no agreement was reached between Shandong Fuwei and the Plaintiff. The case was heard by the Intermediate People's Court of Weifang on April 3, 2014. The case is in the process of hearing and has not been decided yet.

On June 28, 2014, an equipment supplier (the “Plaintiff”) filed a lawsuit against Shandong Fuwei over the execution of the Procurement Contract between them in Weifang High-Tech District People’s Court with a claim at RMB844,000 plus interest of RMB134,000. The case is under settlement negotiation.

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Exhibit Index

Exhibit No.	Description
4.1	Letter of Commitment between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 1, 2014
4.2	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Optical Materials Technology Co., Ltd. dated April 2, 2014
4.3	Use of Capital Agreement between Fuwei Films (Shandong) Co. Ltd. and Shandong SNTON Group Co., Ltd. dated May 20, 2014
99.1	Press Release dated August 21, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: August 21, 2014

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